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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65309

SEC RECEIVED FEB 25 2005 PROCESSING WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCM Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Embarcadero Center
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Flora Cheung 415/954-8283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

PROCESSED MAR 15 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/05

OATH OR AFFIRMATION

I, Flora Cheung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCM Distributors LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Finance

Title

Notary Public

ELIZABETH LAXA ANONUEVO
Commission # 1374664
Notary Public - California
San Francisco County
My Comm. Expires Sep 14, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
RCM Distributors LLC:

We have audited the accompanying statement of financial condition of RCM Distributors LLC as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RCM Distributors LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2005

RCM DISTRIBUTORS LLC
(SEC Identification No. 8-65309)
(Formerly Known as Dresdner RCM Distributors LLC)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	143,127
Prepaid expenses		5,556
Receivable from affiliates		3,800
Total assets	$	152,483
Liabilities and Member's Capital		
Payable to affiliates	$	69,525
Accrued expenses		49,555
Total liabilities		119,080
Member's capital		33,403
Total liabilities and member's capital	$	152,483

See accompanying notes to financial statements.

RCM DISTRIBUTORS LLC
(SEC Identification No. 8-65309)
(Formerly Known as Dresdner RCM Distributors LLC)

Notes to Statement of Financial Condition

December 31, 2004

(1) Organization

RCM Distributors LLC (the Company) is a single member limited liability company, which is a registered broker-dealer with the United States Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. As a registered broker-dealer, the Company is approved to engage in the following types of business: (i) mutual fund retailer by subscription and (ii) private placement on a best-effort basis.

The Company is wholly owned by RCM Capital Management LLC (RCM or the parent), and RCM is a wholly owned subsidiary of RCM US Holdings LLC (RCM Holdings). During 2004, RCM Holdings became a wholly owned subsidiary of Allianz Global Investors AG (AllianzGI) as a result of a transfer of ownership from Dresdner Bank AG (Dresdner). Both Dresdner and AllianzGI are owned by Allianz AG, a global insurance company engaging in property and casualty protection, life and health insurance, banking, and asset management. The Company has no significant operations and relies on RCM to support ongoing operations and meet its regulatory capital requirements.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit with a financial institution. The Company maintains its cash and cash equivalents in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(b) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value. The carrying value of cash and cash equivalents, prepaid expense, payable to affiliate, and accrued expenses approximates fair value due to their short maturity.

(c) Distribution Fees

Distribution fees are recognized as the services are performed.

(d) Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(e) Income Taxes

The Company, as a limited liability company, is not subject to federal and state income tax. Ultimately, the member of the Company is required to include the Company's income or loss on its tax return.

(3) Related Party Transactions

Pursuant to an expense agreement, RCM has agreed to pay certain allocated expenses, including office space, general and administrative expense, and personnel time, on behalf of the Company. For the year ended December 31, 2004, the Company did not reimburse RCM for $47,424 in allocated expense, and consequently, these amounts have been forgiven and recorded as a noncash capital contribution by RCM.

All revenues recognized for the year ended December 31, 2004 are for distribution services provided to Allianz Hedge Fund Partners L.P., which is also indirectly owned by Allianz AG.

(4) Net Capital

The Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-l) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2004, the Company had net capital of $24,047, which was $16,109 in excess of its required net capital of $7,938. The Company's net capital ratio was 4.95-to-1.